SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing the exercise of the option to purchase additional shares Bental Industries Ltd.

ITEM 1

TAT Technologies Ltd. Announces Exercise of Option to Purchase Additional Shares of Bental

GEDERA, Israel, March 11, 2009, /PRNewswire-FirstCall/ – TAT Technologies Ltd. (Nasdaq: TATTF – News) today announced that its Board of Directors has approved the exercise of the Company’s option to purchase an additional 18% of the outstanding shares of Bental Industries Ltd. (“Bental”) for the amount of approx. USD 2.3 Million, effective no later than March 31, 2009. The Company currently holds 52% of Bental, and upon the exercise of the option, the Company will hold 70% of Bental.

About Bental Industries Ltd.

Bental specializes in innovative motion technologies for military and aviation purposes. It was established in 1983 and has approximately 140 employees. Bental is the leading supplier in its field to Israel’s defense industries. Bental’s also sells its products to military aerospace and industrial companies worldwide.

About TAT Technologies Ltd.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft. We also manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Date: March 11, 2009